                                                                   Exhibit 12-B

                        Delmarva Power & Light Company

          Ratio of Earnings to Fixed Charges and Preferred Dividends
          ----------------------------------------------------------
                            (Dollars in Thousands)

                                                         Year Ended December 31,
                                      --------------------------------------------------------------
                                        2000             1999         1998        1997        1996
                                        ----             ----         ----        ----        ----
Income before extraordinary item      $141,816         $142,179     $112,410    $105,709    $116,187
                                      --------         --------     --------    --------    --------
Income taxes                            81,510           95,321       72,276      72,155      78,340
                                      --------         --------     --------    --------    --------
Fixed charges:
     Interest on long-term debt
        including amortization of
        discount, premium and
        expense                         77,178           77,790       81,132      78,350      69,329
     Other interest                      7,512            6,117        9,328      12,835      12,516
     Preferred dividend require-
        ments of a subsidiary
        trust                            5,687            5,687        5,688       5,687       1,390
                                      --------         --------     --------    --------    --------
Total fixed charges                     90,377           89,594       96,148      96,872      83,235
                                      --------         --------     --------    --------    --------
Nonutility capitalized interest              -                -            -        (208)       (311)
                                      --------         --------     --------    --------    --------
Earnings before extraordinary
     item, income taxes, and
     fixed charges                    $313,703         $327,094     $280,834    $274,528    $277,451
                                      ========         ========     ========    ========    ========
Fixed charges                         $ 90,377         $ 89,594     $ 96,148    $ 96,872    $ 83,235

Preferred dividend requirements          7,787            7,417        7,150       7,556      14,961
                                      --------         --------     --------    --------    --------
                                      $ 98,164         $ 97,011     $103,298    $104,428    $ 98,196
                                      ========         ========     ========    ========    ========
Ratio of earnings to fixed charges
     and preferred dividends              3.20             3.37         2.72        2.63        2.83

For purposes of computing the ratio, earnings are income before extraordinary item plus income taxes and fixed charges, less nonutility capitalized interest. Fixed charges consist of interest on long- and short-term debt, amortization of debt discount, premium, and expense, dividends on preferred securities of a subsidiary trust, plus the estimated interest component of rentals. Preferred dividend requirements represent annualized preferred dividend requirements multiplied by the ratio that pre-tax income bears to net income.